                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 10)1

                          DEL GLOBAL TECHNOLOGIES CORP.
                          -----------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                   245073 10 1
                                   -----------
                                 (CUSIP Number)

                             WARREN G. LICHTENSTEIN
                             STEEL PARTNERS II, L.P.
                         590 Madison Avenue, 32nd Floor
                            New York, New York 10022
                                 (212) 758-3232
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 16, 2003
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-----------------------                                    ---------------------
CUSIP No. 245073 10 1                 13D                     Page 2 of 10 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   1,803,516
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,803,516
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,803,516
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     17.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                    ---------------------
CUSIP No. 245073 10 1                 13D                     Page 3 of 10 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   1,803,516
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,803,516
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,803,516
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     17.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                    ---------------------
CUSIP No. 245073 10 1                 13D                     Page 4 of 10 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   1,803,516
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,803,516
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,803,516
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     17.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                    ---------------------
CUSIP No. 245073 10 1                 13D                     Page 5 of 10 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WEBFINANCIAL CORPORATION
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   28,646
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                28,646
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     28,646
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     LESS THAN 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                    ---------------------
CUSIP No. 245073 10 1                 13D                     Page 6 of 10 Pages
-----------------------                                    ---------------------

            The following  constitutes  Amendment No. 10 ("Amendment No. 10") to the Schedule 13D filed by Steel Partners II, L.P.,  Warren G.  Lichtenstein  and
WebFinancial Corporation with the Securities and Exchange Commission on November
26, 2002.  This  Amendment  No. 10 amends the Schedule 13D as  specifically  set forth.

            Item 2(a)-(c) is hereby amended to add the following:

            (a)-(c) Steel Partners, L.L.C., a Delaware limited liability company
("Partners  LLC"),  is the  general  partner  of  Steel  Partners  II.  The sole executive  officer and managing  member of Partners LLC is Warren  Lichtenstein,
who  is  Chairman  of  the  Board,   Chief  Executive   Officer  and  Secretary.
Accordingly,  Partners LLC is a member of the "Lichtenstein  Group" and referred to herein as a  "Reporting  Person." The  principal  business of Partners LLC is acting as the  general  partner of Steel  Partners  II. The  principal  business address of Partners LLC is 590 Madison  Avenue,  32nd Floor,  New York, New York
10022.

            Item 3 is hereby amended and restated as follows:

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The aggregate  purchase price of the 1,803,516  Shares held by Steel
Partners II is $5,092,035.00,  including brokerage commissions.  The Shares held by Steel Partners II were acquired with partnership funds.

            The  aggregate   purchase   price  of  the  28,646  Shares  held  by
WebFinancial is $106,151.00, including brokerage commissions. The Shares held by
WebFinancial were acquired with its working capital.

            Item 4 is hereby amended to add the following:

            In addition to the  securities  beneficially  owned by the Reporting
Persons reported in this Schedule 13D, Steel Partners II is the beneficial owner of 6% Subordinated  Promissory  Notes due March 2007 issued by the Issuer in the aggregate principal amount of $68,074.

            Item 5(a)-(b) is hereby amended and restated as follows:

            (a)-(b) The aggregate  percentage of Shares  reported  owned by each person named herein is based upon 10,332,548  Shares  outstanding,  which is the total  number of  Shares  outstanding  as of June 23,  2003 as  reported  in the
Issuer's Form 10-Q for the quarter ended May 3, 2003.

            As of the close of business on October 21, 2003,  Steel  Partners II beneficially  owned 1,803,516 Shares,  constituting  approximately  17.5% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 1,803,516  Shares owned by Steel Partners
II,  constituting  approximately  17.5% of the Shares  outstanding.  As the sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially own the 1,803,516  Shares owned by Steel Partners II,  constituting

-----------------------                                    ---------------------
CUSIP No. 245073 10 1                 13D                     Page 7 of 10 Pages
-----------------------                                    ---------------------

approximately 17.5% of the Shares outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with  respect  to the  1,803,516  Shares  owned by Steel
Partners II by virtue of his authority to vote and dispose of such Shares.

            As of the  close of  business  on  October  21,  2003,  WebFinancial beneficially  owned  28,646  Shares,  constituting  less  than 1% of the  Shares outstanding.

            The  Reporting  Persons  have formed a group for purposes of Section
13(d)(3)  and Rule  13d-5(b)(1)  of the  Securities  Exchange  Act of  1934,  as
amended.  In  the  aggregate,  the  Reporting  Persons  may  be  deemed  to  own beneficially  (and may be deemed to have  shared  voting and  dispositive  power
over)  1,832,162  Shares,   constituting   approximately  17.7%  of  the  Shares
outstanding.

            The  filing  of this  Statement  and  any  future  amendment  by the
Reporting Persons,  and the inclusion of information  herein and therein,  shall not be  considered  an admission  that any of such  persons,  for the purpose of
Section 13(d) of the Securities  Exchange Act of 1934, as amended, or otherwise, are the  beneficial  owners of any  Shares in which  such  persons do not have a pecuniary interest.

            Item 5(c) is hereby amended to add the following:

            Schedule B annexed  hereto  lists all  transactions  in the Issuer's
Shares by Steel Partners II during the past sixty days. All of such transactions were effected in the open market.

                            [Signature Page Follows]

-----------------------                                    ---------------------
CUSIP No. 245073 10 1                 13D                     Page 8 of 10 Pages
-----------------------                                    ---------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 21, 2003                 STEEL PARTNERS II, L.P.

                                         By: Steel Partners, L.L.C.
                                             General Partner

                                         By: /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                             Name:  Warren G. Lichtenstein
                                             Title: Managing Member

                                         STEEL PARTNERS, L.L.C.

                                         By: /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                             Name:  Warren G. Lichtenstein
                                             Title: Managing Member

                                         /s/ Warren G. Lichtenstein
                                         ---------------------------------------
                                         WARREN G. LICHTENSTEIN

                                         WEBFINANCIAL CORPORATION

                                         By: /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                             Name:  Warren G. Lichtenstein
                                             Title: President & Chief Executive
                                                    Officer

-----------------------                                    ---------------------
CUSIP No. 245073 10 1                 13D                     Page 9 of 10 Pages
-----------------------                                    ---------------------

                                  EXHIBIT INDEX
                                  -------------

                                                                            Page
                                                                            ----
1.    Joint   Filing   Agreement,   dated   March  20,  2003                 --
      (previously filed).

2.    Director  Nomination  Letter from Steel  Partners  II,                 --
      L.P. to Del Global Technologies Corp., dated March 26,
      2003,  together with the Joint Filing and Solicitation
      Agreement  attached  thereto as Exhibit B  (previously
      filed).

3.    Director  Nomination  Letter from Steel  Partners  II,                 --
      L.P. to Del Global Technologies Corp., dated April 18,
      2003,  together  with the Amended and  Restated  Joint
      Filing and Solicitation  Agreement attached thereto as
      Exhibit A (previously filed).

4.    Letter  from Steel  Partners  II, L.P. to the Board of                 --
      Directors of Del Global  Technologies Corp. dated July
      31, 2003 (previously filed).

-----------------------                                    ---------------------
CUSIP No. 245073 10 1                 13D                    Page 10 of 10 Pages
-----------------------                                    ---------------------

                                   SCHEDULE B

                 TRANSACTIONS IN THE SHARES BY STEEL PARTNERS II
                             DURING THE PAST 60 DAYS

   Shares of Common Stock          Price Per                   Date of
          Purchased                  Share                     Purchase
          ---------                  -----                     --------

                             STEEL PARTNERS II, L.P.
                             -----------------------
           165,000                  $2.0561                    10/16/03

            80,000                  $2.1000                    10/21/03